Robert Koenig	140 Scott Drive
Direct Dial: +1.650.463.4661	Menlo Park, California 94025
robert.koenig@lw.com	Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
November 6, 2013	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
Via EDGAR and E-Mail	Düsseldorf	Rome
	Frankfurt	San Diego
Securities and Exchange Commission	Hamburg	San Francisco
Division of Corporation Finance	Hong Kong	Shanghai
Office of Mergers and Acquisitions	Houston	Silicon Valley
100 F Street, N.E.	London	Singapore
Washington D.C. 20549-3628	Los Angeles	Tokyo
Attn: Perry J. Hindin	Madrid	Washington, D.C.

Re:	Symmetricom, Inc.
Schedule 14D-9
Filed October 28, 2013
File No. 005-18401

Dear Mr. Hindin,

We are counsel to Symmetricom, Inc. (the “Company”) and on behalf of the Company, we submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2013, with respect to the Schedule 14D-9 that was filed by the Company with the Commission on October 28, 2013 (as amended, the “Schedule 14D-9”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of common stock of the Company by PETT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation.  Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Schedule 14D-9.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.  The Company is concurrently filing via EDGAR an Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) with the Commission that reflects these revisions.

Potential Payments Upon a Termination, page 10

1.             Please provide the disclosure required by Item 1011(b) of Regulation M-A. Refer to Item 8 of Schedule 14D-9.

Response: In response to the Staff’s comment, the Company has revised the disclosure by adding the following section to the beginning of Item 8:

“Named Executive Officer Golden Parachute Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based on or otherwise related to the Offer or the Merger. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the offer letters and executive severance benefit agreements with the Company’s executive officers (as described above under Item 3) and each executive officer will or may become entitled to receive certain payments and benefits. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the triggering event. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the initial expiration date of the Offer and the date of termination were October 25, 2013, (ii) the executives officers of the Company were terminated without cause or resigned for good reason immediately following the change of control on October 25, 2013, which is the last practicable date prior to the filing of this Schedule 14D-9, and (iii) the stock price was $7.18 per share, which is the Per Share Amount. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination.

Name and Principal Position	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
Elizabeth A. Fetter, President and Chief Executive Officer	$950,000	$1,512,000	—	$25,173	—	—	$2,487,173
Justin R. Spencer, Executive Vice President, Finance and Administration, Chief Financial Officer, and Secretary	535,153	575,949	—	23,333	—	—	1,134,435
Phil Bourekas, Executive Vice President, Marketing	390,000	540,198	—	25,173	—	—	955,371

(1) Amount represents substantially equal installment payments over 12 months equal to (i) 12 months of base salary plus (ii) 100% target bonus plus (iii) for Mr. Spencer, a prorated target fiscal year 2014 bonus (assuming no prorated bonus has already been paid for fiscal year 2014 pursuant to the terms of the Merger Agreement as described above under the Item 3), based on base salary and target bonus percentage as of October 25, 2013. The base salary, annual target bonus and prorated target bonus for each executive officer are as follows:

Name	Base Salary ($)	Annual Target Bonus ($)	Prorated Target Bonus ($)
Elizabeth A. Fetter	$475,000	$475,000	$0
Justin R. Spencer	310,000	170,500	54,653
Phil Bourekas	260,000	130,000	0

(2) The value of the accelerated vesting of the Company Restricted Stock is based on a price of $7.18 per share. The value of the unvested and accelerated Company Stock Options is the difference between the value of $7.18 per share and the exercise price of the option, multiplied by the number of unvested shares as of October 25, 2013 consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2).  The amounts in this column for the unvested and accelerated Company Stock Options (i) disregard Company Stock Options that have an exercise price greater than $7.18 per Share, (ii) do not represent either the value of the assumed Unvested Options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the Unvested Options, and (iii) do not reflect any taxes payable by the option holders.  The value of accelerated restricted stock and accelerated in-the-money Company Stock Options for each executive officer are as follows:

Name	Fair Market Value of Accelerated Unvested Options ($)	Fair Market Value of Accelerated Company Restricted Stock ($)
Elizabeth A. Fetter	$1,512,000	$0
Justin R. Spencer	114,921	461,028
Phil Bourekas	100,710	439,488

(3) Amount represents 12 months of continued health insurance, based on employee and Company contributions in October 2013 for each executive officer and his or her eligible dependents following termination of service, provided that each executive officer timely elects continued coverage under COBRA.”

Appraisal Rights. Page 34

2.             We note the disclosure stating that a shareholder must deliver the written demand for appraisal of Shares “within the later of the consummation of the Offer and November 18, 2013,” both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights.

Response: In response to the Staff’s comment, the Company has revised the disclosure by amending and restating the sixth paragraph (including the bullet points) and seventh paragraph under the subsection entitled “Appraisal Rights” in Item 8 in their entirety to read as follows:

“If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•      within the later of the consummation of the Offer, which will occur at the Acceptance Time, and November 18, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•      not tender their Shares in the Offer (and, if any such vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger); and

•      continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.”

Company Projected Financial Information, page 42

3.             This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company respectfully submits that the filing includes all of the disclosures required by Rule 100 of Regulation G, including a quantitative reconciliation of all non-GAAP financial measures to the most directly comparable GAAP financial measures.  The footnotes to the Company Projected Financial Information section reconcile each non-GAAP financial measure which has been used in the table, including Adjusted Gross Profit, Adjusted Operating Expenses, Adjusted Operating Income, Adjusted EBITDA and Adjusted Net Income, to the most directly comparable GAAP financial measure.   The Company has revised the disclosure in the “Company Projected Financial Information” subsection (including the footnotes thereto) in Amendment No. 2 to clarify that the descriptions of financial measures in the footnotes refer to the line items in the table with the same description.

***

In filing this response, the Company acknowledges that:

(i)            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to call me at (650) 463-4661 or Ora T. Fisher of Latham & Watkins LLP at (650) 463-2616.

Sincerely,

/s/ Robert Koenig
Robert Koenig of Latham & Watkins LLP

cc:	Elizabeth A. Fetter, Symmetricom, Inc.
Justin Spencer, Symmetricom, Inc.
Ora T. Fisher, Latham & Watkins LLP